UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTRUSION INC.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

46121E205

(CUSIP Number)

January 4, 2010

(Date of Event Which Requires Filing of this Settlement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 46121E205

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mark A. Paxton

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 748,888

	6	Shared Voting Power 855,000 (1)

	7	Sole Dispositive Power 748,888

	8	Shared Dispositive Power 855,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,603,888

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

11	Percent of Class Represented by Amount in Row (9) 13.7%

12	Type of Reporting Person* Individual

(1)   Includes 285,000 shares held by The Daniel W. Paxton Trust, 285,000 shares held by The Zachery A. Paxton Trust and 285,000 shares held by the Ellen P. Paxton Trust, for which Mark A. Paxton is co-trustee.

CUSIP No. 46121E205

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Barbara Paxton

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 500

	6	Shared Voting Power 855,000, (2)

	7	Sole Dispositive Power 500

	8	Shared Dispositive Power 855,000 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 855,500

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

11	Percent of Class Represented by Amount in Row (9) 7.3%

12	Type of Reporting Person* Individual

(2)   Includes 285,000 shares held by The Daniel W. Paxton Trust, 285,000 shares held by The Zachery A. Paxton Trust and 285,000 shares held by the Ellen P. Paxton Trust, for which Barbara Paxton is co-trustee.

Item 1.
	(a)	Name of Issuer: Intrusion, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1101 Arapaho Road, Suite 200, Richardson, TX 75081

Item 2.
	(a)	Name of Person Filing: Mark A. Paxton and Barbara Paxton
	(b)	Address or Principal Business Office, if none, Residence: Mark A. Paxton: 1101 E. Arapaho Road, Suite 200 Richardson, TX Barbara Paxton: 1101 E. Arapaho Road, Suite 200 Richardson, TX
	(c)	Citizenship: Mark A. Paxton: USA Barbara Paxton: USA
	(d)	Title of Class of Securities: Intrusion, Inc. Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 46121E205

Item 3.	Not applicable.

Item 4.	Ownership
Mark A. Paxton
	(a)	Amount beneficially owned: 1,603,888
	(b)	Percent of class: 13.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 748,888 shares.
		(ii)	Shared power to vote or to direct the vote: 855,000 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 748,888 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 855,000 shares.
Barbara Paxton
	(a)	Amount beneficially owned: 855,500
	(b)	Percent of class: 7.3%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 500 shares.
		(ii)	Shared power to vote or to direct the vote: 855,000 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 500 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 855,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2010

/s/ Mark A. Paxton
Mark A. Paxton

/s/ Barbara Paxton
Barbara Paxton

EXHIBIT A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Statement on Schedule 13G is filed on behalf of each of us.

Dated:  March 22, 2010

/s/ Mark A. Paxton
Mark A. Paxton

/s/ Barbara Paxton
Barbara Paxton